UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Tenth Amendment

Under the Securities Exchange Act of 1934

MAMAMANCINI’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

57660106

(CUSIP Number)

Matthew Brown

454 Tillou Road

South Orange, NJ 07079

(201) 531-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Matthew Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,770,663
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,770,663
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,770,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Karen B. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER* 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,770,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 3, below.

Item 1. Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of MamaMancini’s Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 25 Branca Road, East Rutherford, NJ 07073.

Item 2. Identity and Background

The Statement is being filed by Matthew Brown (“Mr. Brown”) and Karen B. Wolf (“Ms. Wolf”). Mr. Brown is the President of the Company with an address at 454 Tillou Road, South Orange, NJ 07079. Ms. Wolf is the wife of Matthew Brown and resides at 454 Tillou Road, South Orange, NJ 07079. Both Mr. and Ms. Wolf are United States citizens.

During the last five years neither Mr. Brown nor Ms. Wolf have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Brown and Ms. Wolf acquired the reported 74,074 shares of the Company’s common stock (“Shares”). on July 31, 2020 through the exercise of warrants at $1.00 per share. Ms. Wolf is the wife of Mr. Brown and the Shares are held jointly, however, Mr. Brown retains full voting control of the shares.

Item 4. Purpose of Transaction.

Neither Mr. Brown nor Ms. Wolf have any current plans or proposals which relate to or would result in: (a) the acquisition by either Mr. Brown or Ms. Wolf of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Brown and Ms. Wolf beneficially own 5,770,663 shares of the issued and outstanding common stock of the Company. Such amount represents 17.41% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Brown holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Brown or Ms. Wolf in the Issuer’s Common Stock during the last 60 days:

On July 31, 2020, Mr. Brown and Ms. Wolf exercised warrants to purchase 74,074 shares of common stock at $1.00 per share.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Brown and Ms. Wolf.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Brown or Ms. Wolf, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Brown, Ms. Wolf and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2020

/s/ Matthew Brown
Matthew Brown

/s/ Karen B. Wolf
Karen B. Wolf